Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and the related notes for the six (6) months ended June 30, 2023.

Overview

We are a vehicle sourcing service provider in China, with a vision to become an electrical vehicle (“EV”) market player primarily focusing on our proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs.

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services. Beginning in 2020, we gradually shifted our focus from the vehicle sourcing business to the development of our UOTTA technology. In 2021, leveraging years of automobile industry experience, we started cooperating with major automobile manufactures to jointly develop UOTTA-powered EVs, by adapting selected EV models with our UOTTA technology. We also have engaged with a battery-swapping station manufacturer to jointly develop and manufacture UOTTA battery-swapping stations and operate one battery-swapping station factory in Zibo, China. Additionally, we provide battery- swapping services.

Key Financial Performance Indicators

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2022 and 2023, respectively:

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sourcing services	1,300	30.4	1,435	198	75.7
Product sales	2,634	61.6	-	-	-
Battery-swapping services	343	8.0	461	64	24.3
Total revenues	4,277	100.0	1,896	262	100.0

We primarily generate revenues from vehicle sourcing services and products sales of battery-swapping stations. Battery-swapping services revenues represent the revenues generated from providing battery swapping services to vehicle drivers, and the station control system upgrading services to the battery-swapping station owners.

Sourcing services

For vehicle sourcing business, we charge service fees from our customers for their purchase of vehicles, where we are generally acting as an agent and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue. Vehicle sourcing services revenue accounted for 30.4% and 75.7% of the total revenues for the six months ended June 30, 2022 and 2023, respectively.

Product Sales

We generate revenue from sales of battery swapping stations, which accounted for 61.6% and nil of the total revenues for the six months ended June 30, 2022 and 2023, respectively. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to our customers.

Battery-swapping services

We have generated revenues from providing battery swapping services to vehicle drivers and station control system upgrading services to the battery-swapping station owners since fiscal year 2022. The revenues generated from battery-swapping services accounted for 8% and 24.3% of the total revenues for the six months ended June 30, 2022 and 2023, respectively.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and percentages of the total cost of our revenues for the six months ended June 30, 2022 and 2023, respectively:

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Cost of product sales	2,396	87.2	-	-	-
Cost of battery-swapping services	332	12.1	491	68	82.2
Others	20	0.7	106	14	17.8
Total cost of revenues	2,748	100.0	597	82	100.0

Costs of products sales mainly include the costs of sales of batter-swapping stations, which primarily include semi-finished goods purchased from suppliers, labor costs and manufacturing costs, mainly including depreciation of assets associated with production.

Costs of battery-swapping services mainly include the electric charge costs and the rental costs of batteries for battery swapping services.

Other service costs primarily include the taxes and surcharges costs in accordance with PRC laws.

Operating Expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and percentages of operating expenses for the six months ended June 30, 2022 and 2023, respectively:

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expense	866	5.7	1,012	140	4.6
General and administrative expenses	11,525	75.8	16,792	2,316	76.9
Research and development expenses	2,810	18.5	1,941	268	8.9
Expected credit losses	-	-	2,086	288	9.6
Total operating expenses	15,201	100.0	21,831	3,012	100.0

Sales and marketing expenses

Our sales and marketing expenses primarily consist of (i) compensation to selling and marketing personnel, including salaries, performance-based bonuses and other benefits; (ii) travel costs related to sales and marketing; (iii) bid costs and advertising, marketing and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. We expense all advertising costs as incurred and classify these costs under sales and marketing expenses.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits and bonuses for our general corporate staff; (ii) professional service fees; (iii) depreciation for office equipment; (iv) operating and lease expenses for our offices; (v) office utilities; and (vi) certain other expenses.

Our selling, general and administrative expenses are mainly driven by the number of our sales, general corporate personnel, marketing and promotion activities and the expansion of our sales and service network.

Research and development expenses

Our research and development expenses consist primarily of personnel-related costs directly associated with research and development. Our research and development expenses are related to enhancing and developing UOTTA technology for our existing products and new product development. We expense research and development costs as incurred.

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our UOTTA-powered EVs and battery-swapping stations development.

Expected credit losses

Our expected credit losses primarily consist of the provision of expected credit losses for accounts receivable, advance to suppliers and other current assets after estimating that the collection for the full amount is no longer probable.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. There are no withholding taxes in the BVI.

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for their taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the six months ended June 30, 2022 and 2023, respectively.

PRC

Our subsidiaries in the PRC are subject to EIT on their taxable income in accordance with the relevant EIT Law. Pursuant to the EIT Law, which became effective on March 16, 2007 and was amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises, or FIEs and domestic enterprises, except where a special preferential rate applies. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

Results of Operations

The following table sets forth the summary of our consolidated results of operations for the six months ended June 30, 2022 and 2023, respectively, presented both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The results of operations in any particular period are not indicative of our future trends.

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Sourcing services	1,300	30.4	1,435	198	75.7
Product sales	2,634	61.6	-	-	-
Battery-swapping services	343	8.0	461	64	24.3
Total revenues	4,277	100	1,896	262	100
Cost of revenues	(2,748)	(64.3)	(597)	(82)	(31.5)
Gross profit	1,529	35.7	1,299	180	68.5

Operating expenses
Selling expenses	(866)	(20.2)	(1,012)	(140)	(53.4)
General and administrative expenses	(11,525)	(269.5)	(16,792)	(2,316)	(885.7)
Research and development expenses	(2,810)	(65.7)	(1,941)	(268)	(102.4)
Expected credit losses	-	-	(2,086)	(288)	(110.0)
Total operating expenses	(15,201)	(355.4)	(21,831)	(3,012)	(1,151.5)

Operating loss	(13,672)	(319.7)	(20,532)	(2,832)	(1,082.9)

Interest income	1,196	28	31	4	1.6
Interest expenses	(239)	(5.6)	(497)	(69)	(26.2)
Other income	10	0.2	16,145	2,226	851.5
Other expense	(276)	(6.5)	(981)	(135)	(51.7)
Loss before income tax	(12,981)	(303.5)	(5,834)	(806)	(307.7)
Income tax expenses	(5)	(0.1)	(1,344)	(185)	(70.9)
Net loss	(12,986)	(303.6)	(7,178)	(991)	(378.6)

Revenues

Sourcing services

We generated revenues from vehicle sourcing business, charged a commission that was calculated based on the purchase price of each purchase order and the commission was recognized upon delivery of vehicles to customers. Revenues from vehicle sourcing services were RMB1.3 million and RMB1.4 million (US$0.2 million) for the six months ended June 30, 2022 and 2023, respectively, with an increase of 11.4% compared with the same period of last year.

Product Sales

We generated revenues from sales of battery-swapping stations. Revenues from sales of battery swapping stations were RMB2.6 million and nil for the six months ended June 30, 2022 and 2023, respectively. There was no revenue generated from product sales for the six months ended June 30, 2023, because we could not secure sales of battery swapping stations in the new market regions due to insufficient business development in those regions, while the sales in established market regions had been completed.

Battery-swapping services

Battery swapping services also include station control system upgrading service. The revenues generated from battery-swapping services were RMB0.3 million and RMB0.5 million (US$0.06 million) for the six months ended June 30, 2022 and 2023, respectively.

Cost of revenue

Cost of revenue were RMB2.7 million for the six months ended June 30, 2022, including RMB2.4 million for product sales derived from semi-finished goods purchased from suppliers, labor cost and manufacturing overhead, and RMB0.3 million for battery-swapping services, RMB0.03 for tax surcharge. Cost of revenue were RMB0.6 million (US$0.08 million), including RMB0.5 million for battery-swapping services and RMB0.1 million for tax surcharge for the six months ended June 30, 2023.

Gross profit

Gross profit was RMB1.5 million and RMB1.3 million (US$0.2 million) for the six months ended June 30, 2022 and 2023, respectively. The decrease was mainly due to the decrease in product sales of swapping-stations for the six months ended June 30, 2023.

General and administrative expenses

General and administrative expenses were RMB11.5 million and RMB16.8 million (US$2.3 million) for the six months ended June 30, 2022 and 2023, respectively. The increase was primarily due to the increase in audit and other professional service costs for the six months ended June 30, 2023.

Sales and marketing expenses

Sales and marketing expenses were RMB0.9 million and RMB1.0 million (US$0.1 million) for the six months ended June 30, 2022 and 2023, respectively. The increase was primarily due to the bidding costs for selling battery swapping stations for the six months ended June 30, 2023.

Research and development expenses

Research and development expenses were RMB2.8 million and RMB1.9 million (US$0.3 million) for the six months ended June 30, 2022 and 2023, respectively. The decrease was primarily due to the decrease of certain performance-related expenses for the six months ended June 30, 2023.

Expected credit losses

Expected credit losses were nil and RMB2.1 million (US$0.3 million) for the six months ended June 30, 2022 and 2023, respectively. The increase was primarily due to the provision of expected credit losses of accounts receivable, advance to suppliers and other current assets for the six months ended June 30, 2023.

Interest income and expenses

Interest income decreased from RMB1.2 million to RMB0.03 million (US$0.004 million) for the six months ended June 30, 2023 compared with the same period in the last year, primarily due to the decrease of bank interest income. Interest expenses increased from RMB0.2 million to RMB0.5 million (US$0.07 million) for the six months ended June 30, 2023 compared with the same period in the last year, primarily due to the increase of loan interest and bank interest.

Other income and expenses

Other income was RMB0.01 million and RMB16.1 million (US$2.2 million) for the six months ended June 30, 2022 and 2023, respectively. The increase was primarily due to the government grant recognized for the six months ended June 30, 2023. Other expenses were RMB0.3 million and RMB1.0 million (US$0.1 million) for the six months ended June 30, 2022 and 2023, respectively. The increase was primarily due to the investment loss recognized for the six months ended June 30, 2023.

Net loss

As a result of the foregoing, we incurred a net loss of RMB13.0 million and RMB7.2 million (US$1.0 million) for the six months ended June 30, 2022 and 2023, respectively.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders, borrowings, and the initial public offering proceeds, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of the year ended December 31, 2022 and the six months ended June 30, 2023, the Group’s cash and cash equivalents and restricted cash were RMB6.0 million and RMB108.9 million (US$15.0 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

On December 13, 2021,Youxu Zibo entered into a bank facility agreement with Bank of Qishang, a commercial bank in China. The principal amount under this loan agreement is RMB10 million, bearing a weighted average interest rate of 6.87% per annum and a term of three years, and was denominated in RMB.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from our initial public offering in April 2023, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2022 and 2023:

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(12,143)	(6,003)	(829)
Net cash used in (provided by) investing activities	(1,886)	6,299	869
Net cash provided by financing activities	1,102	102,653	14,157
Net decrease (increase) in cash and cash equivalents and restricted cash	(12,927)	102,949	14,197
Cash and cash equivalents and restricted cash, at beginning of period	25,687	5,908	815
Cash and cash equivalents and restricted cash, at end of period	12,760	108,857	15,012

Operating Activities

Net cash used in operating activities was RMB6.0 million (US$0.8 million) in the six months ended June 30, 2023, primarily due to net loss of RMB7.2 million (US$1.0 million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB1.3 million (US$0.2 million) and amortization of right-of-use assets of RMB2.8 million (US$0.4 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in advance to supplier of RMB10.9 million (US$1.5 million) in relation to general and administrative expense; (ii) an increase in other current assets of RMB5.5 million (US$0.8 million) in relation to increased tax recoverable amounts and loans to third parties, and (iii) a decrease in accrued expenses and other current liabilities of RMB3.3 million (US$0.5 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including, primarily (i) an increase in amounts due to related parties of RMB11.0 million (US$1.5 million) in relation to the loans paid by the related parties; (ii) an increase in expected credit losses of RMB2.1 million (US$0.3 million), primarily in relation to the accounts receivables, other current assets, and advances to suppliers; and (iii) an increase in accounts payable of RMB2.1 million (US$0.3 million), primarily in relation to the accounts payable to suppliers, for example, the purchase of vehicle for sourcing service.

Net cash used in operating activities was RMB12.1 million (US$1.8 million) in the six months ended June 30, 2022, primarily due to net loss of RMB13.0 million (US$1.9 million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB0.9 million (US$0.1 million) and amortization of right-of-use assets of RMB6.5 million (US$1.0 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB2.9 million (US$0.4 million) in relation to providing battery-swapping services; (ii) an increase in inventory of RMB1.5 million (US$0.2 million) in relation to materials for battery-swapping stations production; and (iii) a decrease in advances from customers of RMB34.3 million (US$5.1 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including, primarily (i) a decrease in advance to suppliers of RMB36.1 million (US$5.4 million) in relation to prepayments to third-party suppliers for certain key materials; (ii) an increase in accounts payable of RMB2.2 million (US$0.3 million) in relation to the grace period we enjoyed for the payments payable to third-party suppliers; and (iii) an increase in accruals and other liabilities of RMB2.1 million (US$0.3 million), primarily in relation to our marketing events.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 was RMB6.3 million (US$0.9 million), mainly attributable to (i) purchase of property and equipment of RMB1.0 million (US$0.1 million); (ii) payment of loans to third parties of RMB5.3 million (US$0.7 million); and (iii) income from long-term investments of RMB0.02 million (US$0.03 million).

Net cash used in investing activities for the six months ended June 30, 2022 was RMB1.9 million (US$0.3 million), mainly attributable to (i) purchase of property and equipment of RMB0.9 million (US$0.1 million); (ii) payment of loans to third parties of RMB0.9 million (US$0.1 million); (iii) cash received from a third party for repayment of a loan in the principal amount of RMB1.7 million (US$0.2 million); and (iv) payment for long-term investments of RMB1.8 million (US$0.3 million).

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023 was RMB102.7 million (US$14.2 million), mainly attributable to the capital contribution from issurance of ordinary shares of RMB97.7 million (US$13.5 million), and non-controlling shareholders of RMB5.0 million (US$0.7 million).

Net cash used in financing activities for the six months ended June 30, 2022 was RMB1.1 million (US$0.2 million), mainly attributable to proceeds from a loan from a third party of RMB1.1 million (US$0.2 million).

Holding Company Structure

U Power Limited, our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, U Power Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Borrowings

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Long-term bank borrowing, current portion	-	-	-
Long-term bank borrowing, non-current portion	10,000	10,000	1,379
	10,000	10,000	1,379

On December 13, 2021, Youxu Zibo entered into a bank facility agreement with Bank of Qishang, a commercial bank in China, pursuant to which Youxu Zibo was entitled to borrow a loan of RMB10.0 million (US$1.5 million) for a period of three years with an annual interest rate of 6.87% for working capital needs. Youxu Zibo drew down the amount in full.

Contractual Obligations

The following table sets forth our contractual obligations as of the dates indicated:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$

Long-term bank borrowings (i)	10,000	1,379	-	10,000	-	-
Operating lease liabilities (ii)	5,632	776	1,271	1,837	1,967	557
Loan payable to WuYi Transportation Construction (iii)	6,500	896	6,500	-	-	-
Payables to Ningbo Meishan Bonded Port Zone Chenhui Investment Partnership Enterprise (Limited Partnership) (iv)	1,281	177	1,281	-	-	-
Total	23,413	3,228	9,477	11,785	1,991	1,013

(i)	Youxu Zibo’s commitment for long-term bank borrowings as of June 30, 2023 is discussed in Note 13 BANK BORROWINGS to our unaudited condensed consolidated financial statements.

(ii)	Our commitment for minimum lease payments under the remaining operating leases as of June 30, 2023, 2022 is discussed in Note 15 LEASES to our unaudited condensed consolidated financial statements.

(iii)	ZJ Youguan’s commitment for loan payable to WuYi Transportation Construction as of June 30, 2023 is discussed in Note 16 LOAN PAYABLES and Note 23 SUBSEQUENT EVENTS to our unaudited condensed consolidated financial statements.

(iv)	AHYS’s commitment for the payables to Ningbo Meishan Bonded Port Zone Chenhui Investment Partnership Enterprise (Limited Partnership) as of June 30, 2023 is discussed in Note 23 SUBSEQUENT EVENTS to our unaudited condensed consolidated financial statements.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2023.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties, except for the following:

From August 2021 to November 2021, Youguan Financial Leasing provided a total of RMB6.0 million (US$0.8 million) guarantee to its five customers who entered into two five-year guarantees, one three-year guarantee and two four-year guarantees. As of the date of this report, loans repayments by these five customers are made on monthly basis.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General market conditions

General market conditions affecting our operations include:

●	China’s macroeconomic conditions, the growth of China’s overall auto market, commercial EV market and the government policy on promoting the electrification of commercial vehicles;

●	penetration rate of EVs and battery-swapping stations in China’s commercial EV market;

●	development, and customer acceptance and demand, of UOTTA-powered EVs and battery-swapping stations; and

●	government policies and regulations on the EV and battery-swapping station industries in China.

Our cooperation with auto manufacturers

As of the date of this report, our UOTTA technology is in the process of being adapted to commercial-use electric vehicles, by cooperating with major auto manufacturers in China. We have entered into cooperating agreements with two car manufacturers to jointly develop the UOTTA-powered EV models. We expect that the expertise and industry know-how of such manufacturers will guide us in our efforts in entering the commercial EV market. We believe we may be one of the few companies that are able to develop such relationships with these major manufacturers, due to our industry experience, research and development capabilities, and industry reputation.

Our ability to attract new customers and grow our customer base

Our ability to attract and retain customers is critical to the continued success and growth of our business. Appropriate pricing is essential for us to remain competitive in the China automotive market, while preserving our ability to achieve and maintain profitability in the future. Our ability to attract new customers also depends on the scale and efficiency of our sales network and marketing channels. We seek to attract new customers cost-efficiently by engaging in various marketing activities. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which we expect may reduce our customer acquisition costs.

Our ability to deliver our UOTTA-powered EV and battery-swapping stations portfolio

Our ability to deliver UOTTA-powered EV models and battery-swapping stations, and to provide battery-swapping services will be an important contributor to our future growth. As of the date of this report, we are jointly developing our UOTTA-powered EV models with car manufacturers and have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with one battery-swapping station manufacturer in China. We expect our revenue growth to be driven in part by the launch of our UOTTA-powered EV and expansion of our battery-swapping stations portfolio.

Our ability to innovate and retain talents

We plan to focus on technological innovations and to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources to research and development, and our research and development staff accounted for 32% of our total employees as of the date of this report. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

Impact of COVID-19 on our operations

For the six months ended June 30, 2023, China experienced a transition from strict control of the COVID-19 pandemic to a full deregulation. Right after the full deregulation, many of the Chinese population were infected with the COVID-19 virus, and many industries nearly came to a halt in operations from early January 2023 to March 2023, then gradually returning to normal operations. During this period, the business activities in all departments of the Company were impacted.

During the periods from 2020 to 2022, the COVID-19 pandemic casted a substantial shadow over both the Chinese and global economies. The Chinese government, in response to the pandemic, had implemented stringent travel restrictions within the country until the end of 2022. These restrictions had led to the disruption of operations in many manufacturing facilities and supply chains. Since the full deregulation of the COVID-19 pandemic at the end of 2022, we had managed to resume normal business operations, however, we were not immune to the continuous disruptions stemming from the pandemic. A significant number of Small and Medium-sized Enterprises (SME) dealers within our sourcing network had suffered adverse consequences in terms of their regular operations and business activities. This, in turn, affected our ability to maintain smooth operations in certain aspects.

As a direct result of these disruptions, some of our projects had to be postponed. In particular, two significant projects faced significant delays: (i) The installation and operation of three UOTTA battery-swapping stations, which had been sold in fiscal years 2021 and 2022, had to be postponed due to the lingering effects of extended lockdowns and self-quarantine policies in China. These restrictions made it challenging to execute on-site installations and ensure the safe and efficient operation of these stations. (ii) The development and launch of UOTTA-powered Electric Vehicle models were significantly delayed. The extended lockdown and self-quarantine policies in China had hindered our ability to effectively communicate and progress in our collaboration with manufacturing partners. This delay in product development and launch had a direct impact on our revenue streams and market competitiveness.

Despite some optimism stemming from the Chinese government’s decision on December 7, 2022, to gradually reduce COVID-19 prevention control measures, the overall impact of COVID-19 on our future financial results remained uncertain. Our outlook depends on several factors, including the duration and severity of the pandemic, the potential for any resurgences, future government responses, and the broader implications of the pandemic on the global economy and capital markets. These variables continued to be highly unpredictable, making it impossible for us to provide a quantifiable estimate of the expected impact of COVID-19 on our future operations, financial condition, liquidity, and results.